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                                                        SEC File Number: 0-25002
                                                          Cusip Nos. 962433 10 8
                                                                 and 962433 11 6

                                 FORM 12b-25

                    U.S SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                          NOTIFICATION OF LATE FILING

                                 (Check One)

          [_] Form 10-K and Form 10-KSB [_] Form 11-K [_] Form 20-F
                 [X] Form 10-Q and Form 10-QSB [_] Form N-SAR
                        For Period Ended: July 28, 2001

                  [_] Transition Report on Form 10-K
                  [_] Transition Report on Form 20-F
                  [_] Transition Report on Form 11-K
                  [_] Transition Report on Form 10-Q
                  [_] Transition Report on Form N-SAR
                  For the Transition Period Ended: N/A
                                                   ---

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   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________


PART I - REGISTRANT INFORMATION

   Full Name of Registrant:        TELEHUBLINK CORPORATION
                                   -----------------------

   Former Name if Applicable:      N/A
                                   -----------------------

   Address of Principal
   Executive Office (Street and Number): One Technology Drive
                                         --------------------------------
                                         Suite 135
                                         --------------------------------
                                         ANDOVER, MA 01810
                                         --------------------------------

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PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K[SB], Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q[SB], or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

     State below in reasonable detail the reasons why Form 10-K[SB], 20-F, 11-K, 10-Q[SB], N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The form 10-QSB could not be filed within the prescribed time period due to unforeseen difficulties.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     DOUGLAS A. MILLER              (978)                 682-1600
     -------------------------------------------------------------------
     (Name)                      (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     [_] Yes  [X] No

Explanation of the anticipated changes:

     For the second quarter of fiscal 2001, the Registrant realized a net Loss of $1.9 million. The Registrant anticipates that it will experience a loss in the second quarter of fiscal 2002 of roughly the same magnitude. The Registrant is in the process of finalizing the amount of such change in its results of operations.

                            TELEHUBLINK CORPORATION
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: September 11, 2001                /s/ DOUGLAS A. MILLER
                                        ---------------------
                                        Douglas A. Miller
                                        Vice President of Finance